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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO. _____________)*


                                   HAPC, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    411357106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  DAVID GERBER
                            GREAT POINT PARTNERS, LLC
                           165 MASON STREET, 3RD FLOOR
                              GREENWICH, CT 06830.
                                 (203) 971-3300
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                OCTOBER 15, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------
CUSIP No.  411357106
-------------------------


================================================================================
    1       Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Great Point Partners, LLC
--------------------------------------------------------------------------------
    2       Check the Appropriate Box if a Member of a Group (See Instructions)
             (a) [ ]
             (b) [ ]
--------------------------------------------------------------------------------
    3       SEC Use Only
--------------------------------------------------------------------------------
    4       Source of Funds (See Instructions)  AF
--------------------------------------------------------------------------------
    5       Check if Disclosure of Legal Proceedings is Required Pursuant to
            Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
    6       Citizenship or Place of Organization  Delaware
--------------------------------------------------------------------------------
          Number of Shares             7   Sole Voting Power  -0-
                                       8   Shared Voting Power  3,000,000
        Beneficially Owned by          9   Sole Dispositive Power  -0-
                                       10  Shared Dispositive Power  3,000,000
     Each Reporting Person With
--------------------------------------------------------------------------------
    11      Aggregate Amount Beneficially Owned by Each Reporting
            Person  3,000,000
--------------------------------------------------------------------------------
    12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions) [ ]
--------------------------------------------------------------------------------
    13      Percent of Class Represented by Amount in Row (11)  16.1%
--------------------------------------------------------------------------------
    14      Type of Reporting Person (See Instructions)

                     OO
            --------------------------------------------------------------------

            --------------------------------------------------------------------

            --------------------------------------------------------------------

================================================================================

-------------------------
CUSIP No.  411357106
-------------------------


================================================================================
    1       Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Dr. Jeffrey R. Jay, M.D.
--------------------------------------------------------------------------------
    2       Check the Appropriate Box if a Member of a Group (See Instructions)
             (a) [ ]
             (b) [ ]
--------------------------------------------------------------------------------
    3       SEC Use Only
--------------------------------------------------------------------------------
    4       Source of Funds (See Instructions)  AF
--------------------------------------------------------------------------------
    5       Check if Disclosure of Legal Proceedings is Required Pursuant to
            Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
    6       Citizenship or Place of Organization   United States
--------------------------------------------------------------------------------
          Number of Shares             7   Sole Voting Power  -0-
                                       8   Shared Voting Power  3,000,000
        Beneficially Owned by          9   Sole Dispositive Power  -0-
                                       10  Shared Dispositive Power  3,000,000
     Each Reporting Person With
--------------------------------------------------------------------------------
    11      Aggregate Amount Beneficially Owned by Each Reporting
            Person  3,000,000
--------------------------------------------------------------------------------
    12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions) [ ]
--------------------------------------------------------------------------------
    13      Percent of Class Represented by Amount in Row (11)  16.1%
--------------------------------------------------------------------------------
    14      Type of Reporting Person (See Instructions)

                     IN
            --------------------------------------------------------------------

            --------------------------------------------------------------------

            --------------------------------------------------------------------

================================================================================

-------------------------
CUSIP No.  411357106
-------------------------


================================================================================
    1       Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Mr. David Kroin
--------------------------------------------------------------------------------
    2       Check the Appropriate Box if a Member of a Group (See Instructions)
             (a) [ ]
             (b) [ ]
--------------------------------------------------------------------------------
    3       SEC Use Only
--------------------------------------------------------------------------------
    4       Source of Funds (See Instructions)  AF
--------------------------------------------------------------------------------
    5       Check if Disclosure of Legal Proceedings is Required Pursuant to
            Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
    6       Citizenship or Place of Organization   United States
--------------------------------------------------------------------------------
          Number of Shares             7   Sole Voting Power  -0-
                                       8   Shared Voting Power  3,000,000
        Beneficially Owned by          9   Sole Dispositive Power  -0-
                                       10  Shared Dispositive Power  3,000,000
     Each Reporting Person With
--------------------------------------------------------------------------------
    11      Aggregate Amount Beneficially Owned by Each Reporting
            Person  3,000,000
--------------------------------------------------------------------------------
    12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions) [ ]
--------------------------------------------------------------------------------
    13      Percent of Class Represented by Amount in Row (11)  16.1%
--------------------------------------------------------------------------------
    14      Type of Reporting Person (See Instructions)

                     IN
            --------------------------------------------------------------------

            --------------------------------------------------------------------

            --------------------------------------------------------------------

================================================================================

-------------------------
CUSIP No.  411357106
-------------------------


================================================================================
    1       Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Biomedical Value Fund, L.P.
--------------------------------------------------------------------------------
    2       Check the Appropriate Box if a Member of a Group (See Instructions)
             (a) [ ]
             (b) [ ]
--------------------------------------------------------------------------------
    3       SEC Use Only
--------------------------------------------------------------------------------
    4       Source of Funds (See Instructions)  PF
--------------------------------------------------------------------------------
    5       Check if Disclosure of Legal Proceedings is Required Pursuant to
            Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
    6       Citizenship or Place of Organization   Delaware
--------------------------------------------------------------------------------
          Number of Shares             7   Sole Voting Power  -0-
                                       8   Shared Voting Power  1,620,000
        Beneficially Owned by          9   Sole Dispositive Power  -0-
                                       10  Shared Dispositive Power  1,620,000
     Each Reporting Person With
--------------------------------------------------------------------------------
    11      Aggregate Amount Beneficially Owned by Each Reporting
            Person  1,620,000
--------------------------------------------------------------------------------
    12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions) [ ]
--------------------------------------------------------------------------------
    13      Percent of Class Represented by Amount in Row (11)  8.698%
--------------------------------------------------------------------------------
    14      Type of Reporting Person (See Instructions)

                     PN
            --------------------------------------------------------------------

            --------------------------------------------------------------------

            --------------------------------------------------------------------

================================================================================

-------------------------
CUSIP No.  411357106
-------------------------


================================================================================
    1       Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Biomedical Offshore Value Fund, Ltd.
--------------------------------------------------------------------------------
    2       Check the Appropriate Box if a Member of a Group (See Instructions)
             (a) [ ]
             (b) [ ]
--------------------------------------------------------------------------------
    3       SEC Use Only
--------------------------------------------------------------------------------
    4       Source of Funds (See Instructions)  PF
--------------------------------------------------------------------------------
    5       Check if Disclosure of Legal Proceedings is Required Pursuant to
            Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
    6       Citizenship or Place of Organization   Cayman Islands
--------------------------------------------------------------------------------
          Number of Shares             7   Sole Voting Power  -0-
                                       8   Shared Voting Power  1,380,000
        Beneficially Owned by          9   Sole Dispositive Power  -0-
                                       10  Shared Dispositive Power  1,380,000
     Each Reporting Person With
--------------------------------------------------------------------------------
    11      Aggregate Amount Beneficially Owned by Each Reporting
            Person  1,380,000
--------------------------------------------------------------------------------
    12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions) [ ]
--------------------------------------------------------------------------------
    13      Percent of Class Represented by Amount in Row (11)  7.401%
--------------------------------------------------------------------------------
    14      Type of Reporting Person (See Instructions)

                     OO
            --------------------------------------------------------------------

            --------------------------------------------------------------------

            --------------------------------------------------------------------

================================================================================

ITEM 1. SECURITY AND ISSUER

        The title and class of equity securities to which this statement relates is Common Stock, par value $.0001 per share.

        The name and address of the principal executive offices of the issuer is

        HAPC, Inc.
        350 Madison Avenue
        New York, New York 10017


ITEM 2. IDENTITY AND BACKGROUND

        The identify and background of the persons filing this statement is as follows:

        Biomedical Value Fund, L.P. ("BMVF") is a Delaware limited partnership with its principal offices at 165 Mason Street, 3rd Floor, Greenwich, CT 06830.

        Biomedical Offshore Value Fund, Ltd. ("BOVF") is an exempted company incorporated under the provisions of the Companies Law of the Cayman Islands with its principal office at P.O. Box 1748 GT, Cayman Corporate Centre, 27 Hospital Road, Georgetown, Grand Cayman, Cayman Islands CJ08.

        Great Point Partners LLC ("Great Point") is a Delaware limited liability company, with its principal offices at 165 Mason Street, 3rd Floor, Greenwich, CT 06830.

        Dr. Jeffrey R. Jay ("Dr. Jay") is an individual with a business address at 165 Mason Street, 3rd Floor, Greenwich, CT 06830. Dr. Jay is a citizen of the United States and senior managing member of Great Point.

        Mr. David Kroin ("Mr. Kroin") is an individual with a business address at 165 Mason Street, 3rd Floor, Greenwich, CT 06830. Mr. Kroin is a citizen of the United States and special managing member of Great Point.

        None of the Reporting Persons was during the last five years, convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

        None of the Reporting Persons was during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        BMVF used its own funds to purchase 1,620,000 shares of Common Stock of the issuer.

        BOVF used its own funds to purchase 1,380,000 shares of Common Stock of the issuer.

        See Item 5 below for information with respect to Great Point, Dr. Jay and Mr. Kroin.

ITEM 4. PURPOSE OF TRANSACTION

        The purpose of the acquisition of the securities of the issuer was for investment. See Item 6 below for additional information.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        BMVF owns in the aggregate 1,620,000 shares of Common Stock of the issuer. Such shares in the aggregate constitute 8.698% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. BMVF shares voting and dispositive power over the shares of Common Stock that it beneficially owns.

        BOVF owns in the aggregate 1,380,000 shares of Common Stock of the issuer. Such shares in the aggregate constitute 7.401% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. BOVF shares voting and dispositive power over the shares of Common Stock that it beneficially owns.

        Great Point is the investment manager of each of BMVF and BOVF and by virtue of such status may be deemed to be the beneficial owner of the shares of Common Stock held by BMVF and BOVF. Each of Dr. Jay, as senior managing member of Great Point, and Mr. Kroin, and special managing member of Great Point, has shared voting and investment power with respect to the shares of Common Stock held by BMVF and BOVF and may be deemed to be the beneficial owner of such shares. Great Point, Dr. Jay and Mr. Kroin disclaim beneficial ownership of the shares of Common Stock held by BMVF and BOVF, except to the extent of any pecuniary interest, and this statement shall not be deemed to be an admission that they are the beneficial owners of such securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        On October 15, 2007, BMVF was assigned options to purchase 810,000 shares of Common Stock by Great Point. Great Point acquired such options pursuant to an Option Agreement, dated as of October 12, 2007 (the "Founders Option Agreement"), by and among Great Point, Sean McDevitt, Pat Lavecchia, John Voris, Wayne Yetter and Jean Pierre Millon. Such options are exercisable by BMVF upon the satisfaction of certain conditions, including (1) the approval, by the requisite vote of the holders of the issuer's Common Stock, of the acquisition by the issuer of InfuSystems, Inc. and (2) the consummation of such acquisition. On October 15, 2007, BMVF also was assigned options to acquire warrants to purchase 899,999.64 shares of Common Stock of the issuer pursuant by Great Point. Great Point acquired such options to acquire such warrants pursuant to an Option Agreement, dated as of 12, 2007 (the "FTN Option Agreement"), by and between Great Point and FTN Midwest Securities Corp. Such options to acquire such warrants are exercisable by BMVF upon the satisfaction of certain conditions, including (1) the approval, by the requisite vote of the holders of the issuer's Common Stock, of the acquisition by the issuer of InfuSystems, Inc., (2) the consummation of such acquisition and (3) the trading price for per of Common Stock of the issuer equaling or exceeding $8.00 for any 20 out of 30 consecutive trading days.

        On October 15, 2007 BOVF was assigned options to purchase 690,000 shares of Common Stock of the issuer by Great Point. Great Point acquired such options pursuant to the Founders Option Agreement. Such options are exercisable by BOVF upon the satisfaction of certain conditions, including (1) the approval, by the requisite vote of the holders of the issuer's Common Stock, of the acquisition by the issuer of InfuSystems, Inc. and (2) the consummation of such acquisition. On October 15, 2007, BOVF also was assigned options to acquire warrants to purchase 766,666.36 shares of Common Stock of the issuer by Great Point. Great Point acquired such options to acquire warrants pursuant to the FTN Option Agreement. Such options to acquire such warrants are exercisable by BMVF upon the satisfaction of certain conditions, including (1) the approval, by the requisite vote of the holders of the Issuer's Common Stock, of the acquisition by the issuer of InfuSystems, Inc., (2) the consummation of such acquisition and
(3) the trading price for per of Common Stock of the issuer equaling or exceeding $8.00 for any 20 out of 30 consecutive trading days.

        The options described above which Great Point acquired pursuant to the Founders Option Agreement and the FTN Option Agreement were acquired, pursuant to such agreements, in consideration of Great Point's agreement to purchase 3,000,000 shares of the issuer's Common Stock at a purchase price of no more than $5.97 per share.

        Pursuant to a Board Representation Agreement, dated as of October 12, 2007 (the "Board Representation Agreement"), by and between the issuer and Great Point, the issuer has agreed to take any necessary action to increase the size of its Board of Directors by one and to use its best efforts to cause the vacancy thereby created to be filled with a director designated by a representative chosen by Great Point. Under the Board Representation Agreement, for so long as Great Point beneficially owns an aggregate of at least 10% of the issued and outstanding Common Stock or other voting securities of the issuer, the issuer is required to (1) use its best efforts to cause its nominating committee to recommend for election each year one director as designated by a representative chosen by Great Point and (2) cause such person to be elected to the Board of Directors of each subsidiary of the issuer. Great Point's representative has no obligation to designate any such person. If at any time there is no designee chosen by Great Point's representative serving on the Board of Directors of the issuer, Great Point's representative has the right to participate as an observer in meetings of the Board of Directors or any committee thereof.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        The following documents are filed as exhibits and are incorporated herein.

EXHIBIT DESCRIPTION

10.1 Option Agreement, dated as of October 12, 2007, by and among Great Point Partners, LLC, Sean McDevitt, Pat Lavecchia, John Voris, Wayne Yetter and Jean Pierre Millon.

10.2 Option Agreement, dated as of October 12, 2007, by and between Great Point Partners, LLC and FTN Midwest Securities Corp.

10.3 Option Assignment, dated as of October 15, 2007, by and among Great Point Partners, LLC, Biomedical Value Fund, L.P.and Biomedical Offshore Value Fund, Ltd.

10.4 Board Representation Agreement, dated as of October 12, 2007, by and between HAPC, Inc. and the other persons named on the signature pages thereto.

10.5 Form of Warrant Agreement between Mellon Investor Services LLC and Healthcare Acquisition Partners Corp., incorporated herein by reference to Exhibit 4.4 to Amendment No. 1 to HAPC, Inc.'s Registration Statement on Form S-1 (File No. 333-129035) filed on December 8, 2005.

10.6 Form of Purchase Option granted to FTN Midwest Securities Corp., incorporated herein by reference to Exhibit 4.5 to Amendment No. 3 to HAPC, Inc.'s Registration Statement on Form S-1 (File No. 333-129035) filed on March 3, 2006.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 25, 2007


                                        Biomedical Value Fund, L.P.

                                        By:      Great Point GP, LLC, its
                                                 general partner

                                        By:      /s/ DR. JEFFREY R. JAY
                                           -------------------------------------
                                                 Name:  Dr. Jeffrey R. Jay
                                                 Title:  Senior Managing Member



                                        Biomedical Offshore Value Fund, Ltd.

                                        By:      Great Point GP, LLC, its invest
                                                 manager

                                        By:      /s/ DR. JEFFREY R. JAY
                                           -------------------------------------
                                                 Name:  Dr. Jeffrey R. Jay
                                                 Title:  Senior Managing Member



                                        Great Point Partners, LLC


                                        By:      /s/ DR. JEFFREY R. JAY
                                           -------------------------------------
                                                 Name:  Dr. Jeffrey R. Jay
                                                 Title:  Senior Managing Member



                                                 /s/ DR. JEFFREY R. JAY
                                        ----------------------------------------
                                        Dr. Jeffrey R. Jay, individually

                                                 /s/ MR. DAVID KROIN
                                        ----------------------------------------
                                        Mr. David Kroin, individually

                                                                       EXHIBIT A

              AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

     (i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

     (ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:    October 25, 2007

                                   Biomedical Value Fund, L.P.

                                   By:      Great Point GP, LLC, its
                                            general partner

                                   By:      /S/ DR. JEFFREY R. JAY
                                      -----------------------------------------
                                            Name:  Dr. Jeffrey R. Jay
                                            Title:  Senior Managing Member

                                   Biomedical Offshore Value Fund, Ltd.

                                   By:      Great Point GP, LLC, its investment
                                            manager

                                   By:      /S/ DR. JEFFREY R. JAY
                                      -----------------------------------------
                                            Name:  Dr. Jeffrey R. Jay
                                            Title:  Senior Managing Member

                                   Great Point Partners, LLC

                                   By:      /S/ DR. JEFFREY R. JAY
                                      -----------------------------------------
                                            Name:  Dr. Jeffrey R. Jay
                                            Title:  Senior Managing Member

                                            /S/ DR. JEFFREY R. JAY
                                   --------------------------------------------
                                   Dr. Jeffrey R. Jay, individually

                                            /S/ MR. DAVID KROIN
                                   --------------------------------------------
                                   Mr. David Kroin, individually